Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No.7 to the Registration Statement (Form F-1 No. 333-221058) and related Prospectus of Seanergy Maritime Holdings Corp. for the offering of 3,685,500 units consisting of common shares or pre-funded warrants to purchase common shares and class B warrants to purchase common shares and class C warrants to purchase common shares and to the incorporation by reference therein of our report dated March 22, 2019, with respect to the consolidated financial statements and schedule of Seanergy Maritime Holdings Corp., included in its Annual report (Form 20-F) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 22, 2019